Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

May 12, 2017

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Waddell & Reed Advisors Funds (Registrant)
File Nos. 811-09435 and 333-82447 / CIK #0001072962

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you provided to me on May 3, 2017, as I understand them, regarding Post-Effective Amendment No. 47 to the registration statement of the Registrant, as filed on March 17, 2017 (the “Amendment”), which was made to reflect certain changes in the name and principal investment strategies of the Waddell & Reed Advisors Asset Strategy Fund (the “Fund”). Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. Revised text is indicated in bold typeface. In addition, we hereby confirm that all information omitted from the Amendment will be included in a subsequent post-effective amendment that the Registrant will file on behalf of the Fund.

1.	Comment:

In the paragraph prior to the fee table in the Fund’s summary prospectus, please include references to the page numbers in the prospectus and Statement of Additional Information that contain information about sales charge waivers.

	Response:	The Registrant has revised the disclosure according to the Staff’s request, as shown below:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in funds within Waddell & Reed Advisors Funds, InvestEd Portfolios and/or Ivy Funds. More information about these and other

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

discounts is available from your financial professional and in the Sales Charge Reductions section on page 19 of the Fund’s prospectus and in the Purchase, Redemption and Pricing of Shares section on page 74 of the Fund’s statement of additional information (SAI).

2.	Comment:

The section “Fees and Expenses” provides for sales charge discounts. Are such discounts available from every intermediary? If not, please describe each intermediary and its respective discount in the prospectus or an appendix to the prospectus. If the Fund uses an appendix to set forth various intermediaries’ sales charge discounts or waivers, the narrative explanation in the paragraph prior to the fee table must cross-reference such appendix.

	Response:	The Registrant confirms that such discounts are available from every intermediary.

3.	Comment:

If the Fund is offering a version of “Clean Shares” (i.e., a class of shares without any front-end load, deferred sales charge, or other asset-based fee for sales or distribution), please modify the statement above the fee table in the section “Fees and Expenses” to state that investors may pay brokerage commissions on their purchases and sales of such shares, which are not reflected in the example.

	Response:	The Fund currently does not intend to offer Clean Shares. However, the Registrant confirms that it will amend the narrative disclosure as requested prior to issuing such shares in the future.

4.	Comment:	Please provide a completed fee table, example and performance information in your response letter.

	Response:	The requested information is set forth below.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

Shareholder Fees
(fees paid directly from your investment)	Class A		Class B	Class C	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%		None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%	[1]	5.00%[1]	1.00%[1]	None
Maximum Account Fee	$20	[2]	None	$20[2]	None
Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)	Class A		Class B	Class C	Class Y
Management Fees	0.07%		0.07%	0.07%	0.07%
Distribution and Service (12b-1) Fees	0.25%		1.00%	1.00%	None
Other Expenses	0.13%		0.25%	0.15%	0.09%
Acquired Fund Fees and Expenses[3]	0.76%		0.76%	0.76%	0.76%
Total Annual Fund Operating Expenses[4]	1.21%		2.08%	1.98%	0.92%
Fee Waiver and/or Expense Reimbursement[5]	0.07%		0.07%	0.07%	0.09%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.14%		2.01%	1.91%	0.83%

1 For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase. For Class B shares, the CDSC declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

2 With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 at the close of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20.

3 Acquired Fund Fees and Expenses sets forth the Fund’s pro rata portion of the cumulative expenses charged by the underlying funds in which the Fund invests. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Fund’s assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each underlying fund for the Fund’s most recent fiscal year.

4 The Total Annual Fund Operating Expenses ratio shown above does not correlate to the expense ratio shown in the Financial Highlights table because that ratio does not include the Acquired Fund Fees and Expenses. Total Annual Fund Operating Expenses have been restated to reflect current fees.

5 Through October 31, 2018, Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment manager, Waddell & Reed, Inc., the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees, shareholder servicing fees and/or acquired fund fees and expenses to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions and extraordinary expenses, if any) as follows: Class A shares at 1.16%; Class B shares at 2.25%; Class C shares at 2.01%; and Class Y shares at 0.83%. Prior to that date, the expense limitation may not be terminated without the consent of the Board of Trustees. Certain common expenses applicable to all share classes also may be waived to cap total annual ordinary fund operating expenses, which may serve to reduce the expense ratio of certain share classes below its respective expense cap.

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that expenses were capped for the period indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$685	$930	$1,195	$1,951
Class B Shares	604	945	1,212	2,182
Class C Shares	194	615	1,061	2,301
Class Y Shares	85	284	500	1,123

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$685	$930	$1,195	$1,951
Class B Shares	204	645	1,112	2,182
Class C Shares	194	615	1,061	2,301
Class Y Shares	85	284	500	1,123

Chart of Year-by-Year Returns

as of December 31 each year

In the period shown in the chart, the highest quarterly return was 13.95% (the first quarter of 2012) and the lowest quarterly return was -19.34% (the third quarter of 2011).

Average Annual Total Returns

as of December 31, 2016	1 Year	5 Years	10 Years
Class A
Return Before Taxes	-8.32%	3.49%	4.66%
Return After Taxes on Distributions	-8.32%	2.16%	3.21%
Return After Taxes on Distributions and Sale of Fund Shares	-4.71%	2.85%	3.65%
Class B
Return Before Taxes	-7.58%	3.53%	4.51%
Class C
Return Before Taxes	-3.45%	3.88%	4.43%
Class Y
Return Before Taxes	-2.31%	5.05%	5.61%

Indexes	1 Year	5 Years	10 Years
S&P 500 Index[1] (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	6.95%
Bloomberg Barclays U.S. Aggregate Bond Index[1] (reflects no deduction for fees, expenses or taxes)	2.65%	2.23%	4.34%
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[1] (reflects no deduction for fees, expenses or taxes)	0.26%	0.09%	0.72%
MSCI ACWI Index (reflects no deduction for fees, expenses or taxes)	7.87%	9.36%	3.56%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	3.91%	2.78%	4.57%
Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes)	6.61%	7.17%	4.24%
Lipper Alternative Global Macro Funds Universe Average (net of fees and expenses)	4.47%	2.97%	3.04%

[1]

Prior to May 18, 2017, the Fund compared its performance to these indexes. Effective May 18, 2017, the Fund changed its principal investment strategies to invest in Underlying Affiliated Funds. Going forward, the Fund will show its performance compared to other, more applicable benchmark indices and will no longer compare its performance to these indexes.

[2]	The Blended Benchmark is computed using a combination of 65% MSCI ACWI Index and 35% Bloomberg Barclays U.S. Universal Index.

5.	Comment:	Please explain in a footnote to the expense table why the Acquired Fund Fees and Expenses entry is estimated.

Response:

On May 18, 2017, the Fund will operate as a “fund-of-funds” and invest its assets among a diverse group of affiliated equity and fixed income mutual funds. Prior to that date, the Fund’s investment strategy has been to invest primarily in equity and fixed income securities (and was also able to invest in private placements and other restricted securities). Although the Fund was permitted to invest in other registered investment companies, it invested only minimal amounts in other registered investment companies under normal circumstances. Because the Fund’s investments in other investment companies was limited (i.e., the expenses

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

that the Fund incurred from its investments in such securities was less than one basis point of the Fund’s average net assets), the Fund was not required to include a line item for “Acquired Fund Fees and Expenses” in its fee table, pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

However, under the Fund’s new principal investment strategy, effective May 18, 2017, the Fund will invest substantially in other investment companies, thereby incurring Acquired Fund Fees and Expenses in an amount that will require the Fund to disclose the fees it incurs from those investments in its fee table. The addition of Acquired Fund Fees and Expenses will result in a material change to the Fund’s Annual Fund Operating Expenses as reported in its fee table. Therefore, the Registrant has amended the footnotes to the fee table to disclose that the expense information has been restated to reflect current fees (i.e., to show the inclusion of expected Acquired Fund Fees and Expenses), pursuant to Instruction 3(d)(ii) of Item 3 of Form N-1A. The amended disclosure is set forth in the footnotes to the fee table, as shown in the response to comment no. 4, above.

6.	Comment:

Please clarify in the footnotes to the fee table that the Total Annual Fund Operating Expenses of the Fund do not correlate to the ratio of expenses to average net assets disclosed in the prospectus under the “Financial Highlights” section (given in response to Item 13 of Form N-1A), which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

	Response:	The Registrant has included the disclosure requested by the Staff in the footnotes to the fee table, as shown in the response to comment no. 4, above.

7.	Comment:	Please confirm that there are no reimbursement arrangements in place for the fee waiver disclosed in the expense table (i.e., any ability for the adviser to recapture waived fees).

Response:

The Registrant confirms that there are no reimbursement or recapture arrangements for the fee waiver disclosed in the expense table. The Registrant also confirms that, should such arrangements be put in place in the future, it will amend the disclosure accordingly.

8.	Comment:

The Fund discloses that it does not intend to invest in restricted securities; however, it also states that it will continue to hold significant amounts of such securities given their limited market for resale. Please confirm that the Fund’s aggregate holdings of illiquid assets will not exceed 15% of its net assets, valued at the time of purchase or acquisition.

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

Response:

The Registrant confirms that the Fund’s aggregate holdings of illiquid assets does not exceed 15% of its net assets (valued at the time of acquisition or purchase). The Registrant notes that the Fund has adopted this limitation as a non-fundamental investment restriction, as disclosed in its Statement of Additional Information.

9.	Comment:

Explain how the Fund determines that private placements and other restricted securities that it holds are liquid. Your response should include general market data on the types of investments and data on the liquidity of those private placements and other restricted securities.

Response:

The Board of Trustees of the Fund has adopted liquidity procedures that are used to determine whether an asset can be considered liquid. Generally, however, management of the Fund considers the private placements and other restricted securities that the Fund holds to be illiquid.

The Registrant notes that, in pursuing its previous investment strategy, the Fund allocated its assets primarily among stocks, bonds and short-term instruments, but that the Fund also could invest in private placements and other restricted securities. The Fund’s investment in such restricted securities was disclosed as a primary investment strategy in the Fund’s prospectus (and consequently, the Fund’s prospectus disclosed the risks of investing in such restricted securities as a primary risk). However, although the Fund may invest in restricted securities, the Fund has a non-fundamental investment restriction limiting its investment in illiquid assets to no more than 15% of the Fund’s net assets.

At no time has the Fund invested in illiquid securities in excess of that 15% limitation. Rather, at all times, the Fund has limited its investment in such securities in compliance with its investment restrictions, as stated in its Statement of Additional Information.

To clarify this point in the registration statement, the Registrant has amended the final paragraph under the section “Principal Investment Strategies” in the prospectus, as follows:

Effective May 18, 2017, the Fund operates as a fund-of-funds. Prior to that date, the Fund invested in, among other investments, private placements and other restricted securities in an amount up to 15% of its net assets, in accordance with its investment restrictions. Private placements and other restricted securities ~~which~~ may be difficult to resell because a ready market for resale may not exist at any given time. Effective with its change to a fund-of-funds, the ~~The~~ Fund does not intend to further invest in restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

investment strategies. However, a portion of the Fund’s assets may remain invested in ~~the Fund will continue to hold significant amounts of~~ such securities, given their limited market for resale. WRIMCO will continue to manage the Fund’s investments in restricted securities and private placements (the “Private Equity Segment”) during that transition.

10.	Comment:

Disclose in the “Performance” section of the Fund’s prospectus that the Fund changed principal investment strategies on May 18, 2017, and that the returns reported for calendar years prior to that date reflect the Fund’s use of a different investment strategy.

	Response:	The Registrant has revised the disclosure pursuant to the Staff’s request, as follows:

The chart and table below provide some indication of the risks of investing in the Fund. The chart shows how performance has varied from year to year for Class A shares of the Fund ~~when seeking to track the Fund’s previous investment strategies~~. The table shows the average annual total returns for each Class of the Fund and also compares the Fund’s returns with those of various broad-based securities market indexes and a Lipper peer group (a universe of mutual funds with investment objectives similar to that of the Fund). The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Fund.

Effective May 18, 2017, the name of the Fund changed from Waddell & Reed Advisors Asset Strategy Fund to Waddell & Reed Advisors Wilshire Global Allocation Fund, and the Fund changed its investment strategy to operate as a “fund of funds.” The Fund’s performance prior to that date reflects the Fund’s former strategy; its performance may have differed if the Fund’s current strategy had been in place.

11.	Comment:

In the section responding to Item 7 of Form N-1A, the Fund states: “The Fund’s distributions generally are taxable to you as ordinary income or long-term capital gain, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA.” Because the Fund refers to tax-deferred arrangements, please add disclosure similar to the following at the end of the sentence to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.”

Mr. James O’Connor

U.S. Securities and Exchange Commission

May 12, 2017

Response:	The Registrant has revised the disclosure in response to the Staff’s request, as follows:

The Fund’s distributions generally are taxable to you as ordinary income or long-term capital gain, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA, in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.

*	* * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Philip Shipp, Esq.

Jennifer Dulski, Esq.

Alan P. Goldberg, Esq.